SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X   Form  40-F
                ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                [GRAPHIC OMITED]



Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------


                SERONO ANNOUNCES LAUNCH OF REBIJECT II(TM) DEVICE
               FOR MULTIPLE SCLEROSIS PATIENTS ON REBIF(R) THERAPY

      REBIJECT II(TM) MAKES SELF-INJECTION OF REBIF(R) EVEN MORE CONVENIENT


GENEVA, SWITZERLAND, MAY 6, 2004 - Serono (virt-x: SEO and NYSE: SRA), announced today the launch of its new Rebiject II(TM) auto-injector, a device specifically designed to make self-injection of Rebif(R) (interferon beta-1a) more convenient for multiple sclerosis (MS) patients on Rebif(R) therapy.

"Rebiject II(TM) is another example of Serono's commitment to improving the quality of life of people with multiple sclerosis," said Franck Latrille, Head of Product Development at Serono. "Rebiject II(TM) should make Rebif(R) administration easier and help to support treatment compliance for multiple sclerosis patients."

A study conducted in 115 patients with MS on Rebif(R) therapy showed that 71% of these patients found the new Rebiject II(TM) was better than their previous injection method. Patient feedback indicated that injections using Rebiject II(TM) were less painful, and that the new Rebiject II(TM) was easier to use than the previous Rebiject mini(TM) auto-injector or manual injection.

Rebiject II(TM) is specifically designed for use with the Rebif(R) pre-filled syringe. It provides several advantages compared to the previous auto-injector. These advantages are:
     - Fewer steps are needed to inject - no need to remove the plunger from the pre-filled syringe
     - An adjustable needle depth regulator to allow the injector be tailored to each patient
     - A visual signal to show patients that the injection has been fully delivered
     - A safety mechanism to minimize the chance of accidental activation that could result in loss of medication
     - Better design making it easier to handle for patients suffering of MS, with a square, non-rolling, non-slip rubber grip.

Serono was the first company to introduce an auto-injector for MS patients with the introduction of Rebiject mini(TM). Now, with Rebiject II(TM), Serono continues to lead the way in developing patient-friendly injection devices, with advanced functionality.


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
The Rebiject II(TM) auto-injector, combined with the recently announced availability of the new 29 gauge needle Rebif(R) pre-filled syringe (the thinnest needle available on a ready-to-use pre-filled syringe), provides patients with state-of-the-art technology that is designed to maximize the benefits of Rebif(R) therapy.

The new Rebiject II(TM) auto-injector is currently being launched in Europe and Canada as well as in certain countries of Asia, Latin America and the Middle East. Rebiject II(TM) is expected to be available worldwide by the end of 2004.


ABOUT  REBIF(R)

Rebif(R) (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of multiple sclerosis and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body's immune system, fight disease and reduce inflammation.

Rebif(R), which was approved in Europe in 1998 and in the US in 2002, is registered in more than 80 countries worldwide. In the United States, Rebif(R) is co-marketed by Serono, Inc. and Pfizer Inc. Rebif(R) has been proven to reduce MRI lesion activity and area, reduce the frequency of relapses, and delay the progression of disability. Rebif(R) is available in a 22 mcg and 44 mcg ready-to-use pre-filled syringe and can be stored at room temperature for up to 30 days if a refrigerator is not available.


ABOUT  MULTIPLE  SCLEROSIS

Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. Multiple sclerosis may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of multiple sclerosis include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of multiple sclerosis are the most common.


                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###


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ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:               INVESTOR RELATIONS:
Tel:  +41-22-739  36  00       Tel:  +41-22-739  36  01
Fax:  +41-22-739  30  85       Fax:  +41-22-739  30  22
http://www.serono.com          Reuters: SEO.VX / SRA.N
---------------------          Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA:
INVESTOR  RELATIONS:
Tel.  +1 781 681 2552
Fax:  +1 781 681 2912
www.seronousa.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO  S.A.
                                        a  Swiss  corporation
                                        (Registrant)



May  6,  2004                      By:  /s/ Francois Naef
                                        -------------------------------
                                        Name:  Francois  Naef
                                        Title: Secretary



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